QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars In Thousands)	Actual Year 10/07	Actual Year 10/06	Actual Year 10/05	Actual Year 10/04	Actual Year 10/03

Net (loss) income	$(627,119)	$149,533	$471,847	$348,681	$257,380
Add:
Federal and state income tax (benefit) provision	(19,847)	83,573	308,738	201,091	154,138
Interest expensed	141,754	111,944	89,721	75,042	63,658
Interest expensed mortgage and financing subsidiaries	6,009	7,767	5,801	2,765	2,487
Amortization of bond prepaid expenses	2,151	2,089	2,012	10,999	2,978
Amortization of bond discounts	1,084	1,039	715	571	514

Total (loss) earnings	$(495,968)	$355,945	$878,834	$639,149	$481,155

Fixed Charges:
Interest incurred	$194,547	$166,427	$102,930	$87,674	$66,332
Interest incurred mortgage and financing subsidiaries	6,009	7,767	5,801	2,765	2,487
Amortization of bond prepaid expenses	2,151	2,089	2,012	10,999	2,978
Amortization of bond discounts	1,084	1,039	715	571	514

Total fixed charges	$203,791	$177,322	$111,458	$102,009	$72,311

Ratio of earnings to fixed charges	(a )	2.0	7.9	6.3	6.7

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars In Thousands)	Actual Year 10/07		Actual Year 10/06	Actual Year 10/05	Actual Year 10/04	Actual Year 10/03

Total (loss) earnings—above	$(495,968)		$355,945	$878,834	$639,149	$481,155

Total fixed charges—above	203,791		177,322	111,458	102,009	72,311
Preferred stock dividends (adjusted to pre-tax dollars)	11,012		16,641	4,563

Combined fixed charges and preferred stock dividends	$214,803		$193,963	$116,021	$102,009	$72,311

Ratio of earnings to combined fixed charges and preferred stock dividends	(b	)	1.8	7.6	6.3	6.7

(a)
Earnings for the year ended October 31, 2007 were insufficient to cover fixed charges for such period by $699.8 million.

(b)
Earnings for the year ended October 31, 2007 were insufficient to cover fixed charges and preferred stock dividends for such period by $710.8 million.

QuickLinks

  Exhibit 12